                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           KOFAX IMAGE PRODUCTS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                    500200100
                                 (CUSIP Number)


                             J. MICHAEL VAUGHN, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)





                                  JULY 27, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                                                              Page 1 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 2 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David S. Silver
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          402,500(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            402,500(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      402,500(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 2 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 3 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dean A. Hough
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          365,000(2)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            365,000(2)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      365,000(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 3 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 4 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald J. Fikert
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          62,500(3)(4)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            62,500(3)(4)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      62,500(3)(4)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 4 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 5 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard M. Murphy
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          74,444(2)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            74,444(2)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      74,444(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 5 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 6 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kevin Drum
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          55,000(5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            55,000(5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      55,000(5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 6 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 7 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander P. Cilento
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          15,115(6)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            15,115(6)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,115(6)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .288%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 7 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 8 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William E. Drobish
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          132,500(6)(7)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            132,500(6)(7)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,500(6)(7)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [x]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 8 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 9 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      B. Allen Lay
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          100,407(6)(8)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            100,407(6)(8)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,407(6)(8)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [x]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                                                              Page 9 of 20 Pages

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  500200100                                       PAGE 10 OF 20 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Southern California Ventures
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          42,806
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            42,806
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,806
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .816%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------


                                                             Page 10 of 20 Pages

(1) Includes 60,000 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(2) Includes 20,000 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(3) Includes 25,000 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(4)     Includes 37,500 shares held by the Fikert Family Trust, dated June 30,
1986.

(5) Includes 22,500 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(6) Includes 12,500 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(7) Consists of 120,000 shares held by the Drobish Family Trust, dated November 12, 1980.

(8) Includes 42,806 shares owned by Southern California Ventures and 45,101 shares owned by Lay Ventures.


                                                             Page 11 of 20 Pages

           INTRODUCTORY STATEMENT REGARDING TENDER OFFER OF SHARES OF
               KOFAX IMAGE PRODUCTS, INC.--CUSIP NUMBER 500200100
                                  SCHEDULE 13D

        On July 27, 1999, Kofax Image Products, Inc., a Delaware corporation (the "Company"), Imaging Components Corporation, a Delaware corporation ("Parent"), and Imaging Acquisition Corporation, a Delaware corporation ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Concurrently with, and as an inducement and a condition to the Merger Agreement, Merger Sub and Parent entered into a Voting Agreement (the "Voting Agreement") with certain stockholders of the Company, including, David S. Silver, Dean A. Hough, Ronald J. Fikert, Richard M. Murphy, Kevin Drum, Alexander P. Cliento, William E. Drobish, B. Allen Lay and Southern California Ventures, who beneficially own an aggregate of 1,250,272 shares of common stock, $0.001 par value, of the Company, or approximately 23.0% of the outstanding shares entitled to vote at any meeting of the stockholders of the Company (the "Shares"). Pursuant to the Voting Agreement, the stockholders party thereto agreed to (a) vote all of the Shares in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) tender all of the Shares (other than an aggregate of 94,118 shares to be retained by stockholders Silver, Hough, Fikert, Murphy and Drum to be exchanged for capital stock of Parent (the "Retained Shares")) into the tender for all of the issued and outstanding shares of common stock of the Company (the "Offer") and not withdraw the Shares from the Offer, and (c) vote all of the Shares against certain actions which might cause a breach of the Merger Agreement, or impede, interfere with, delay, postpone or attempt to discourage the transactions contemplated by the Merger Agreement. The stockholders also delivered an irrevocable proxy to Merger Sub to vote the Shares in the manner described above until termination of the Merger Agreement.


ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Kofax Image Products, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16245 Laguna Canyon Road, Irvine, California 92618.


ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed on behalf of the members of a group consisting of David S. Silver, Dean A. Hough, Ronald J. Fikert, Richard M. Murphy, Kevin Drum, Alexander P. Cliento, William E. Drobish, B. Allen Lay and Southern California Ventures (the "Members").

        David S. Silver is the President and Chief Executive Officer of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. David S. Silver is a citizen of the United States of America.

        Dean H. Hough is the Vice President, Engineering of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. Dean H. Hough is a citizen of the United States of America.

        Ronald J. Fikert is the Vice President, Finance and Chief Financial Officer of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. Ronald J.


                                                             Page 12 of 20 Pages

Fikert is a citizen of the United States of America.

        Richard M. Murphy is the Vice President, Sales of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. Richard M. Murphy is a citizen of the United States of America.

        Kevin Drum is the Vice President, Marketing of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. Kevin Drum is a citizen of the United States of America.

        Alexander P. Cilento, a director of the Company, is a General Partner of Aspen Venture Partners, L.P. The address of Aspen Venture Partners, L.P. is 1000 Fremont Avenue, Suite V, Los Altos, California 94024. Alexander P. Cilento is a citizen of the United States of America.

        William E. Drobish is a director of the Company. The address of the Company is 16245 Laguna Canyon Road, Irvine, California 92618. William E. Drobish is a citizen of the United States of America.

        B. Allen Lay, a director of the Company, is a General Partner of Southern California Ventures. The address of Southern California Ventures is 406 Amapola Avenue, Suite 205, Torrance, California 90501. B. Allen Lay is a citizen of the United States of America.

        Southern California Venture Partners is a California private investment partnership whose general partner is B. Allen Lay. The address of the Southern California Venture Partners is 406 Amapola Avenue, Suite 205, Torrance, California 90501.

        During the last five years, none of the Members has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of the Members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The obligation to file this Statement was triggered by the formation by certain of the Members of a group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, for the purpose of disposing of their common stock of the Company and by the execution by the Members of the Voting Agreement. On July 27, 1999, each of the Members entered into the Voting Agreement. On July 27, 1999, Members Silver, Hough, Fikert, Murphy and Drum (the "Management Group") entered into a letter agreement with Parent setting forth the terms of an exchange of the Retained Shares for capital stock of Parent (a copy of such letter agreement is attached hereto as Exhibit 3). Because the obligation to file this Statement was not triggered by an acquisition of beneficial ownership of securities of the Company, there is no information to be reported with respect to the source and amount of the funds or other consideration used in making the purchases to which this Statement relates. Moreover, the Members do not believe that the source and amount of funds or other consideration used in making any prior acquisitions of beneficial ownership of securities of the Company is material, since at the time of such acquisitions, no group had been formed for the purpose of acquiring equity securities of the Company.


                                                             Page 13 of 20 Pages

ITEM 4. PURPOSE OF TRANSACTION

        The Members have agreed to act together for the purpose of voting and/or exchanging their common stock of the Company in connection with the Offer and the merger of Merger Sub with and into the Company (the "Merger"). It is intended that the acquisition of all of the outstanding capital stock of the Company will take place by means of a tender offer for the outstanding common stock of the Company followed by a merger in which any remaining capital stock of the Company would be converted into the right to receive the purchase price paid in the tender offer. Reference is made to (1) the Agreement and Plan of Merger, dated July 27, 1999, among the Company, Parent and Merger Sub., a copy of which is filed as Exhibit 1 to this Statement, and (2) the Offer to Purchase of Parent, a copy of which is filed as Exhibit 4 to this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Statement for each Member, which information is incorporated herein by reference. Mr. Drobish disclaims beneficial ownership of the shares owned by the Drobish Family Trust, dated November 12, 1980, except to the extent of his pecuniary interest therein. Mr. Fikert disclaims beneficial ownership of the shares owned by the Fikert Family Trust except to the extent of his pecuniary interest therein. Mr. Lay, a director of the Company, is a General Partner of Southern California Ventures and a limited partner of Lay Ventures. Mr. Lay disclaims beneficial ownership of the shares held by Southern California Ventures and Lay Ventures except to the extent of his pecuniary interest arising from his partnership interest in Southern California Ventures and his limited partnership interest in Lay Ventures.

        None of the Members has effected any transactions in the common stock of the Company in the past sixty (60) days.

        Paragraphs (d) and (e) of this Item 5 are inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each Member is a party to a Voting Agreement dated July 27, 1999 with Parent, and each Member included in the Management Group is a party to a letter agreement dated July 27, 1999 with Parent relating to the exchange of equity interests in the Company for an equity interest in the parent. A copy of such letter agreement is filed as Exhibit 3 to this Statement, and is incorporated herein by reference.


                                                             Page 14 of 20 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1--Agreement and Plan of Merger dated July 27, 1999.

        Exhibit 2--Voting Agreement dated July 27, 1999.

        Exhibit 3--Management Commitment letter, dated July 27, 1999.

        Exhibit 4--Offer to Purchase dated August 3, 1999.


                                                             Page 15 of 20 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 9, 1999

                                       /s/ David S. Silver
                                       -----------------------------------------
                                       David S. Silver



                                       /s/ Dean A. Hough
                                       -----------------------------------------
                                       Dean A. Hough



                                       /s/ Ronald J. Fikert
                                       -----------------------------------------
                                       Ronald J. Fikert



                                       /s/ Richard M. Murphy
                                       -----------------------------------------
                                       Richard M. Murphy



                                       /s/ Kevin Drum
                                       -----------------------------------------
                                       Kevin Drum



                                       /s/ Alexander P. Cilento
                                       -----------------------------------------
                                       Alexander P. Cilento



                                       /s/ William E. Drobish
                                       -----------------------------------------
                                       William E. Drobish



                                       /s/ B. Allen Lay
                                       -----------------------------------------
                                       B. Allen Lay



                                       /s/ SOUTHERN CALIFORNIA VENTURES
                                       -----------------------------------------
                                       SOUTHERN CALIFORNIA VENTURES



                                       /s/ B. Allen Lay
                                       -----------------------------------------
                                       B. Allen Lay, General Partner


                                                             Page 16 of 20 Pages

                                 EXHIBIT INDEX


Exhibit
Number              Description
------              -----------
  1                 Agreement and Plan of Merger dated July 27, 1999.

  2                 Voting Agreement dated July 27, 1999.

  3                 Management Commitment letter, dated July 27, 1999.

  4                 Offer to Purchase dated August 3, 1999.